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                    Filed by Genzyme Corporation (Commission File No. 000-14680)
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

  Subject Companies: Biomatrix, Inc. (Commission File No. 001-14221) and Genzyme
             Corporation's Surgical Products Division and Tissue Repair Division


[The following is the text of additional and updated slides that comprise a portion of a slide show being presented in meetings with analysts, potential investors and others and which was previously filed pursuant to Rule 425 of the Securities Act with the Securities and Exchange Commission in filings dated March 13, April 5, and May 8, 2000.]

SLIDE:

FORWARD-LOOKING STATEMENTS

This presentation contains forward-looking statements, including statements regarding:

     - the consummation of the proposed merger with Biomatrix, the recapitalization of Genzyme, and the creation of Genzyme Biosurgery and a new publicly-traded stock,

     - the future growth, impact and success of Genzyme Biosurgery, including expectations concerning revenue, revenue growth and earnings per share, research and development expenditures and market capitalization,

     - the development and potential market introduction of new products and new indications for products, and

     - the expected allocation of Genzyme Biosurgery common stock and composition of the merger consideration.

These statements are based upon the current assumptions of our management and are only expectations of future results. These statements are also subject to risks and uncertainties, and our actual results may differ significantly from those that are described in this presentation. These risks and uncertainties include:

     - conditions in the financial markets relevant to the proposed merger and recapitalization,

     -    the likelihood of regulatory and other approvals of the transactions,

     - the operational integration and other risks generally associated with mergers and recapitalizations,

     -    the results of preclinical and clinical development efforts,

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     -    market acceptance of Genzyme Biosurgery's products and services,

     - the availability of third-party reimbursement for Genzyme Biosurgery's products,

     - the ability of Genzyme Biosurgery and/or its partners to successfully commercialize products,

     - the ability of Genzyme Biosurgery to obtain and maintain distribution arrangements,

     -    the accuracy of information about the biosurgery market, and

     -    the competitive environment for the biosurgery market.

We have filed more detailed descriptions of these risks and uncertainties in some of our recent filings with the SEC, including in our Registration Statement on Form S-4 filed on April 18, 2000, and any amendments thereto, under the heading "Risk Factors." We encourage you to carefully review these descriptions.

SLIDE:

GENZYME BIOSURGERY

Bringing Biotechnology To Surgery

                        [Picture of surgeons operating.]

SLIDE:

OVERVIEW

     -    Strategic vision
     -    Transaction structure
     -    The new business

SLIDE:

ELEMENTS OF STRATEGY

     -    Create a strong business
     -    Focus on selected high growth markets
     -    Create a strong foundation for growth

SLIDE:

CREATING A STRONG BUSINESS

     -    Financial strength
     -    1,300 employees worldwide
     - Established US and European sales forces in orthopedics and cardiothoracic surgery

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     -    Access to Genzyme Corporation's infrastructure
     -    A powerful and focused pipeline

SLIDE:

FOCUS ON HIGH GROWTH MARKETS

     -    Orthopedic Disease
          -    Osteoarthritis
          -    Cartilage repair
     -    Cardiovascular Disease
          -    Serious ischemia
          -    Congestive heart failure

SLIDE:

CREATE A STRONG FOUNDATION FOR GROWTH

     -    Product diversification
          -    $100M revenue in established products
          -    $150M revenue in early life-cycle products
     -    Pipeline management
          -    Both "intermediate stage" and cutting-edge product development
          -    Disease focus
     -    Broad scientific scope

SLIDE:

SUBSTANTIAL INVESTMENT IN PRODUCT DEVELOPMENT

     -    R & D Budget: GREATER THAN $50M
     -    Strong technology platforms:
          -    Biomaterials
          -    Gene therapy
          -    Cell therapy
     -    Focused on orthopedics and cardiovascular disease

SLIDE:

BIO-ORTHOPEDICS

     We are focused on the fundamental problems of joint disease
          -    Osteoarthritis
          -    Cartilage damage

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SLIDE:

OUR PIPELINE IS FOCUSED . . .

     -    Expanding Synvisc opportunities
          -    Extending the label
          -    Other joints
          -    Other applications
     -    Realizing the full opportunity of the Carticel technology

SLIDE:

BIO-ORTHOPEDIC STRENGTHS

     -    GREATER THAN $100M in revenue growing 15-20%
     - Two direct sales forces plus five pharma distribution partners worldwide
     -    Expanding high value pipeline

SLIDE:

CARDIOTHORACIC DISEASE

     We are focused on serious cardiothoracic disease
          -    Serious ischemia
          -    Serious congestive heart failure

SLIDE:

OUR PIPELINE IS FOCUSED . . .

     -    Serious ischemia
          -    Products for use in CABG surgery
          -    Gene therapy for angiogenesis
          -    Gene therapy for restenosis
     -    Congestive heart failure
          -    Cell therapy for heart muscle repair
          -    Gene therapy for CHF

SLIDE:

BIO-CARDIO STRENGTHS

     -    GREATER THAN $90M in revenue growing 15%
     -    Well established brands
     - Well respected direct sales force augmented by strong distribution worldwide
     -    High value pipeline

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SLIDE:

GENZYME BIOSURGERY:  A LEADER IN ADHESION PREVENTION

New Formulations                New Anti-Adhesion Applications

     -  Sepra Film(R)           -  Hernia Repair

     -  Sepragel(R)             -  Cardiovascular surgery

     -  Sepramesh(TM)           -  Sinus Surgery

     -  Sepra Coat(R)           -  Laparoscopic surgery

     -  Hylasine(R)             -  Orthopedics

     -  Hylagel(R) Nuro         -  Gynecological (infertility)

                                -  Spinal